Filed by Denali Holding Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: EMC Corporation (Commission File No. 1-09853)

•	The following communication was sent to Dell’s Global and Channel Sales team personnel by Rory P. Read, Chief Integration Officer at Dell.

• Dell - Internal Use - Confidential • Rory P. Read Chief Integration Officer

Customer and Industry Excitement for Proposed EMC Transaction
To: Global and Channel Sales team members

As we have daily discussions with EMC over the possible future organization, I get more and more excited about our combined ability as an enterprise powerhouse to help customers of all sizes with their digital transformation and hybrid cloud plans.

Not only are Dell and EMC excited about future possibilities, so are independent and 3rd party industry watchers, such as industry analyst firm, ESG. After waiting a few weeks following the deal announcement, ESG [link to http://www.esg-global.com/] conducted a non-sponsored survey on customers’ perceptions of the deal [link to: http://www.esg-global.com/briefs/dell-emc-customer-sentiment-analysis/], and the findings are incredibly positive and supportive of the strategy and timing.

In fact, the firm surveyed 200+ senior IT decision makers at organizations that currently purchase from Dell and/or EMC Federation companies. The research found customers are “overwhelmingly positive about the possibility of a combined Dell-EMC,” with 75% of respondents indicating the pending transaction as “a positive development for their firm.” Other highlights include:

•	92% of Dell and EMC’s customers expect to maintain or increase their level of spending with the combined company. It’s hard to get a much more bullish signal than that.

•	The numbers are clear, and overwhelmingly positive. Seventy-five percent of respondents think the Dell-EMC combination would benefit their organization. The number is even higher among joint customers that buy from both firms. As professional market researchers, it’s fair to say that we rarely (never) see numbers like this.

•	The early feedback from the important people – those who vote with their checkbooks – is undeniably positive.

•	All of the ESG research is publically available at the links below and can be used with customers and partners.

•	Blue Skies Ahead for Dell, EMC, and Virtustream’s Hybrid Cloud [link to: http://www.esg-global.com/blogs/blue-skies-ahead-for-dell-emc-and-virtustreams-hybrid-cloud/]

•	Dell-EMC Customer Sentiment Analysis [link to: http://www.esg-global.com/briefs/dell-emc-customer-sentiment-analysis/]

•	ESG TechTruth: Dell and EMC Customers Are Optimistic about the Potential Merger of the Technology Titans [link to: http://www.esg-global.com/esg-tech-truths/esg-techtruth-dell-and-emc-customers-are-optimistic-about-the-potential-merger-of-the-technology-titans/]

•	Dell-EMC Deal: The Customers Speak [link to: http://www.esg-global.com/blogs/dell-emc-deal-the-customers-speak/]

If you are hearing concerns from any customers or partners, we encourage you to share this information and detail with them.

We will make sure to send updated information on the transaction approximately every four weeks or as developments warrant. We are also establishing a dedicated page on the transaction on SalesEdge, where we will store relevant information, FAQ documents, presentations, and 3rd party insights.

Thank you,

Rory

The contents of the links above are as follows:

Blue Skies Ahead for Dell, EMC, and Virtustream’s Hybrid Cloud [link to: http://www.esg-global.com/blogs/blue-skies-ahead-for-dell-emc-and-virtustreams-hybrid-cloud/]

Dell-EMC Customer Sentiment Analysis [link to: http://www.esg-global.com/briefs/dell-emc-customer-sentiment-analysis/]

ESG Enterprise Strategy Group | Getting to the bigger truth.™

ESG Brief

Dell-EMC Customer Sentiment Analysis

Date: November 2015 **Authors:** Steve Duplessie, Founder & Senior Analyst; John McKnight, Vice President Research & Analyst Services; Bill Lundell, Senior Research Analyst

Abstract: ESG recently surveyed 202 senior IT decision makers at organizations that currently purchase from Dell and/or EMC Federation companies. This research found that customers are overwhelmingly positive about the possibility of a combined Dell-EMC, with 75% of respondents indicating that they view this pending merger of tech titans as a positive development for their firm.

Introduction

Ever since the October 12 announcement that Dell and EMC had signed a definitive agreement under which Dell would acquire the Hopkinton, MA-based technology stalwart, there has been no shortage of opinions and prognostications by industry insiders and observers—this firm included—about the relative merits of this transaction. While that discourse has its place, this brief will leave that conjecture for another day and will instead focus on what is arguably the only question that really matters: What do *customers* think this merger will mean for them?

To help answer this question, ESG conducted a snapshot survey of current Dell and/or EMC customers between October 26 and November 3, meaning that survey respondents had a minimum of two weeks to learn about the details of the announcement, hear both vendors' perspectives on the merger, consider media and industry observer commentary, and begin to digest what this could ultimately mean for their organizations. Survey respondents were primarily senior IT decision makers (C/VP/Director-level) at North American organizations that currently purchase from Dell and/or one or more EMC Federation companies or brands (i.e., EMC, VMware, RSA, VCE, Pivotal, and Virtustream). Respondent organizations included both midmarket (100-999 employees – 32% of respondents) and enterprise (1,000 or more employees – 68% of respondents) organizations. Please see the *Research Methodology & Respondent Demographics* section at the end of this brief for more details. Here's what we found out.

Customers Are Overwhelmingly Positive About This Deal

When asked to rate their current assessment of the Dell-EMC merger and what it could mean to their firm, three-quarters (75%) of respondents indicated that they believe the merger would be beneficial to their organizations (see Figure 1). As shown in Figure 2, current joint customers of the two firms (i.e., customers that buy from both Dell and some combination of EMC Federation companies) are most enthusiastic—84% of IT decision makers at these organizations believe that a Dell-EMC combination will be a net positive for their firms. To the extent that there is a pocket of skepticism, it lies with current EMC-only customers. Nine percent of these organizations say they believe the merger will adversely impact their organization. While this group represents too small a sample size for statistically significant further analysis, it is instructive

© 2015 by The Enterprise Strategy Group, Inc. All Rights Reserved.

Brief: Dell-EMC Customer Sentiment Analysis 2

to note that the data shows that these organizations are most likely to be concerned about potential changes to their service and support models (more on that shortly), so these customers will need assurance that nothing will change when it comes to the lauded "white glove" customer service they've come to expect from EMC.

FIGURE 1. Overall Customer Sentiment Towards Dell-EMC Merger

At this point, what is your assessment of the Dell-EMC merger and its potential impact on your organization? (Percent of respondents, N=202)
I believe the Dell-EMC merger will adversely impact my organization, 3%
Don't know/no opinion, 4%
I believe the Dell-EMC merger will have no impact on my organization, 17%
I believe the Dell-EMC merger will benefit my organization, 75%
Source: Enterprise Strategy Group, 2015

FIGURE 2. Overall Customer Sentiment Towards Dell-EMC Merger, by Customer Status

At this point, what is your assessment of the Dell-EMC merger and its potential impact on your organization? (Percent of respondents)
Dell only customers (N=73)
EMC only customers (N=32)
Joint Dell and EMC customers (N=97)
68%
66%
84%
23%
19%
12%
3%
9%
1%
5%
6%
3%
I believe the Dell-EMC merger will benefit my organization
I believe the Dell-EMC merger will have no impact on my organization
I believe the Dell-EMC merger will adversely impact my organization
Don't know/no opinion
Source: Enterprise Strategy Group, 2015

© 2015 by The Enterprise Strategy Group, Inc. All Rights Reserved.

Brief: Dell-EMC Customer Sentiment Analysis 3

Expected Benefits and Customer Concerns

Why are current Dell and EMC customers so positive about the prospects of a combined company? Figure 3 shows that nearly two-thirds (65%) agree that the combination of Dell, EMC, VMware, RSA, VCE, Pivotal, and Virtustream assets should result in new and more innovative technology solutions. Note that ESG deliberately made a distinction between this response (and the idea of innovation) and the fourth most-cited response, i.e., that the new company would represent a single source for end-to-end solutions spanning the endpoint to the data center. While 53% of respondents view this breadth of offerings as a potential benefit, we find it significant that customers are more likely to expect an increased level of *innovation*. To the extent that Dell can deliver on this vision and harness the innovation coming out of EMC, VMware, and other Federation brands, that should bode well for customer loyalty to the new combined entity.

With respect to other expected benefits, customers also report an increased comfort level regarding the long-term stability of the new company. It's no secret that the tectonic plates of IT have been shifting significantly over the past few years (e.g., HP's split into two companies, IBM's ongoing business model transition, the rise of cloud entrants like Amazon Web Services (AWS), high-profile activist shareholder pressures, and so on), so customers have had to contend with a considerable degree of uncertainty and speculation. While the Dell/EMC of 12 and 24 months from now will clearly not look like the company(ies) of today, as markets, products, and organizations are rationalized, ESG interprets this survey data as customers recognizing that the new entity should be a large, viable, and stable supplier for years to come.

Finally, from a more tactical but equally valuable perspective, 50% of survey respondents cited simplified vendor management as a potential benefit of this transaction. This was particularly important to senior IT managers at joint Dell-EMC customers: 63% of these individuals cited simplified vendor management as a key benefit.

FIGURE 3. Expected Benefits from Dell-EMC Merger

What benefits – if any – do you believe your organization stands to realize as a result of Dell's acquisition of EMC? (Percent of respondents, N=202, multiple responses accepted)
More complete and innovative technology solutions
65%
Provides more comfort with respect to the long-term stability of the combined company
58%
Believe Dell will drive lower cost infrastructure
55%
Source for end-to-end technology solutions, spanning endpoint devices to data center infrastructure
53%
Simplified vendor management (i.e., purchase from fewer vendors)
50%
We don't anticipate realizing any benefits from the merger
8%

Source: Enterprise Strategy Group, 2015

While customers are generally positive about the prospects of a combined Dell-EMC, any corporate merger of this size will nevertheless present challenges and potential areas of concern for customers. As shown in Figure 4, survey respondents—

© 2015 by The Enterprise Strategy Group, Inc. All Rights Reserved.

Brief: Dell-EMC Customer Sentiment Analysis 4

regardless of whether they are positive, negative, or neutral towards this deal—are most concerned that the mechanics of the merger will represent a distraction that impairs both companies from executing effectively. More specific concerns involve any potential changes to service and support (cited by 42% of respondents), possible disruption to customers' trusted "front-line" contacts—i.e., their sales representatives, system engineers, channel partner of choice, etc. (38%), and fears that the status of a currently-deployed product may be altered during the portfolio rationalization process (37%).

Twenty-seven percent (27%) of respondents report having no concerns with the merger, compared to just 8% who did not identify any potential benefits (see Figure 3).

FIGURE 4. Customer Concerns with Dell-EMC Merger

What concerns – if any – do you have about Dell's acquisition of EMC and any possible negative effects it could have on your organization? (Percent of respondents, N=202, multiple responses accepted)
Impaired ability of the companies to execute in the near term (i.e., distraction of the deal)
42%
Change in our service and support model
40%
Inability to continue working with trusted sales teams, resellers, etc.
38%
Elimination of a trusted and/or widely deployed product
37%
Financial stability/viability (i.e., significantly increased debt load)
35%
We don't have any concerns about the merger
27%

Source: Enterprise Strategy Group, 2015

Buyers Will Put Their Money Where Their Mouth Is

If current Dell and EMC customers think the merger will be a net positive for their organizations, expect new and innovative solutions, and report a greater comfort level with respect to the long-term stability of the new entity, will they continue to purchase from, or even increase their spend with, Dell and EMC brands? The results of ESG's initial customer poll reveal that the answer is a definitive yes. Assuming of course that the transaction closes, 92% of customers would expect to *increase or maintain* spending levels with the combined company in the long run (i.e., over the next 36 months), with a considerable 60% looking to increase spending (see Figure 5). Once again, joint customers are most likely to report stable or increased spending: 96% of joint customers say they expect to increase or maintain spending with Dell and EMC brands over time, with 72% of these customers reporting that they are likely to increase their investment levels with both firms.

© 2015 by The Enterprise Strategy Group, Inc. All Rights Reserved.

Brief: Dell-EMC Customer Sentiment Analysis 5

FIGURE 5. Expected Spending Change with the Combined Dell-EMC

Relative to your typical level of annual spending with Dell and/or EMC, to what extent do you believe that your organization's spending with the new combined entity will change over the next 36 months? (Percent of respondents, N=202)

We will decrease our current investment level with the combined Dell-EMC entity as a result of this merger, 1%
Don't know/too soon to tell, 7%
We will not change our current investment level with the combined Dell-EMC entity as a result of this merger, 32%
We will increase our current investment level with the combined Dell-EMC entity as a result of this merger, 60%

Source: Enterprise Strategy Group, 2015

What about VCE?

One of the more interesting subplots and points of debate/speculation surrounding this merger is the impact that it may have on the future of VCE, the EMC converged infrastructure company still partially owned by Cisco. Will the new Dell-EMC replace Cisco hardware with Dell alternatives? Is this the end of VCE as we know it? Consistent with ESG's objectives for this survey, we wanted first and foremost to understand the customer perspective on this issue—in particular, their preference (if any) for one vendor's infrastructure components over another's. To this end, we asked respondents a simple question: *If Dell infrastructure was offered as an alternative to Cisco infrastructure, how would that affect your organization's decision to buy a VCE solution?*

As shown in Figure 6, there is a clear preference for Cisco hardware: 55% of all respondents say they would be more likely to purchase a VCE solution with a combination of EMC and Cisco components, while 26% say they would prefer a combination of EMC and Dell hardware. Eleven percent (11%) say that they have no preference and would purchase both solutions. Figure 7 reveals that current vendor relationships are playing a key role here—i.e., while Dell-only customers (which skew more towards midmarket firms) indicate a more modest preference for Cisco over Dell, current EMC and joint customers (which skew towards enterprise firms) are more steadfast in their desire for an EMC-plus-Cisco solution. Most dramatically—and unsurprisingly—Figure 7 demonstrates that the vast majority (83%) of current VCE customers report a preference for the status quo (which makes sense given that these customers have already made their bet and deployed an EMC-plus-Cisco configuration).

ESG believes this data sends a clear message with respect to VCE: The customers have spoken. And while a sizeable component would consider non-Cisco solutions, the majority still favor the original VCE formula. Given that they are three of the smartest and most customer-centric vendors in the industry, we believe that Dell, EMC, and Cisco recognize this reality and will remain committed to offering choice to VCE/converged infrastructure customers for the foreseeable future. There simply is no reason to change. The profits generated by the multi-billion dollar VCE business far outweigh any upside associated with forcing an alternate strategy on customers—VCE customers are already huge Cisco customers, EMC customers, and VMware customers. A Dell-based set of offerings would simply be additive to the product line, offering

© 2015 by The Enterprise Strategy Group, Inc. All Rights Reserved.

Brief: Dell-EMC Customer Sentiment Analysis 6

extensibility to existing VCE customers in new areas, and opening up entirely new market opportunities for non-VCE customers. VCE is largely, and successfully, sold at the top of the customer food chain—in large enterprise accounts where all three vendors have significant footprints already. There is no logical reason for any of the parties involved—Dell, EMC, or Cisco—to upset the proverbial apple cart in this market.

FIGURE 6. VCE Infrastructure Preferences

If Dell infrastructure was offered as an alternative to Cisco infrastructure, how would that affect your organization's decision to buy a VCE solution? (Percent of respondents, N=202)
Don't know/no opinion, 7%
Doesn't matter (i.e., we'd buy VCE either way), 11%
We'd be more likely to buy a VCE solution with EMC plus Dell components, 26%
We'd be more likely to buy a VCE solution with EMC plus Cisco components, 55%
Source: Enterprise Strategy Group, 2015

FIGURE 7. VCE Infrastructure Preferences, by Customer Status

If Dell infrastructure was offered as an alternative to Cisco infrastructure, how would that affect your organization's decision to buy a VCE solution? (Percent of respondents)
Dell only customers (N=73)
EMC only customers (N=32)
Joint Dell and EMC customers (N=97)
VCE customers (N=42)
41%
59%
65%
83%
37%
22%
19%
12%
15%
6%
10%
5%
7%
13%
6%
0%
We'd be more likely to buy a VCE solution with EMC plus Cisco components
We'd be more likely to buy a VCE solution with EMC plus Dell components
Doesn't matter (i.e., we'd buy VCE either way)
Don't know/no opinion
Source: Enterprise Strategy Group, 2015

© 2015 by The Enterprise Strategy Group, Inc. All Rights Reserved.

Brief: Dell-EMC Customer Sentiment Analysis 7

The Bigger Truth

As we write this brief, we are still many months away from Dell's acquisition of EMC officially closing. Regulatory hurdles have to be overcome and a lot of hard work lies ahead as strategies are formulated, organizations aligned, and products rationalized. During this period, customers will undoubtedly need lots of attention and both Dell and EMC must be proactive with constant, consistent, and clear messaging with respect to the new entity's future plans. Nevertheless, this research data clearly indicates that—at this point—customers are optimistic (and perhaps even enthused) about the prospect of a combined Dell/EMC. It is certainly safe to say that customers are *not* reporting high levels of skepticism or discouragement. The obvious but important caveats to this particular data set are a) many of the questions are clearly predicated upon the transaction actually closing and b) this data represents the attitudes of the current Dell-EMC installed base. While retaining and growing these customers will be critical to the new firm's success, its aspirations will not stop there. As the new Dell-EMC looks to steal market share from incumbents such as HPE and IBM, and fend off encroachment from cloud entrants like AWS (among others), its ability to foster the levels of interest described by respondents in this brief with these non-customers will be essential.

Research Methodology & Respondent Demographics

The data presented in this brief is based on an online survey of 202 North American (US & Canada) IT professionals conducted by ESG between 10/26/15 and 11/3/15. To qualify for this survey, respondents were required to be IT professionals responsible for/familiar with their organization's IT infrastructure and strategy. Respondents were also screened for IT purchase authority and/or influence. Additional details on the respondent base are included below.

Survey respondents by title:
ESG targeted senior IT executives for this survey, although qualified IT managers and staff titles were also accepted.

- 69% senior IT management (e.g., CIO, VP of IT, Director of IT, etc.); 24% IT management; 7% IT staff

Survey respondents by company size:

- 68% enterprise organizations (1,000+ employees); 32% midmarket (100-999 employees)

Survey respondents by customer status:
All respondent organizations were required to be current customers of Dell and/or one or more EMC Federation companies or brands (i.e., EMC, VMware, RSA, VCE, Pivotal, Virtustream)

- 48% Dell and EMC customers; 36% Dell-only customers; 16% EMC-only customers

All trademark names are property of their respective companies. Information contained in this publication has been obtained by sources The Enterprise Strategy Group (ESG) considers to be reliable but is not warranted by ESG. This publication may contain opinions of ESG, which are subject to change. This publication is copyrighted by The Enterprise Strategy Group, Inc. Any reproduction or redistribution of this publication, in whole or in part, whether in hard-copy format, electronically, or otherwise to persons not authorized to receive it, without the express consent of The Enterprise Strategy Group, Inc., is in violation of U.S. copyright law and will be subject to an action for civil damages and, if applicable, criminal prosecution. Should you have any questions, please contact ESG Client Relations at 508.482.0188.

Enterprise Strategy Group is an IT analyst, research, validation, and strategy firm that provides market intelligence and actionable insight to the global IT community.

© 2015 by The Enterprise Strategy Group, Inc. All Rights Reserved.

www.esg-global.com contact@esg-global.com P. 508.482.0188

ESG TechTruth: Dell and EMC Customers Are Optimistic about the Potential Merger of the Technology Titans [link to: http://www.esg-global.com/esg-tech-truths/esg-techtruth-dell-and-emc-customers-are-optimistic-about-the-potential-merger-of-the-technology-titans/]

Dell-EMC Deal: The Customers Speak [link to: http://www.esg-global.com/blogs/dell-emc-deal-the-customers speak/]

Disclosure Regarding Forward Looking Statements

This communication contains forward-looking statements, which reflect Denali Holding Inc.’s current expectations. In some cases, you can identify these statements by such forward-looking words as “anticipate,” “believe,” “could,”

“estimate,” “expect,” “intend,” “confidence,” “may,” “plan,” “potential,” “should,” “will” and “would,” or similar expressions. Factors or risks that could cause our actual results to differ materially from the results we anticipate include, but are not limited to: (i) the failure to consummate or delay in consummating the proposed transaction; (ii) the risk that a condition to closing of the proposed transaction may not be satisfied or that required financing for the proposed transaction may not be available or may be delayed; (iii) the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated; (iv) risk as to the trading price of Class V Common Stock to be issued by Denali Holding Inc. in the proposed transaction relative to the trading price of shares of VMware, Inc. common stock; (v) the effect of the announcement of the proposed transaction on Denali Holding Inc.’s relationships with its customers, operating results and business generally; and (vi) adverse changes in general economic or market conditions. Denali Holding Inc. undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. This communication is being made in respect of the proposed business combination transaction between EMC Corporation and Denali Holding Inc. The proposed transaction will be submitted to the shareholders of EMC Corporation for their consideration. In connection with the issuance of Class V Common Stock of Denali Holding Inc. in the proposed transaction, Denali Holding Inc. will file with the SEC a Registration Statement on Form S-4 that will include a preliminary proxy statement/prospectus regarding the proposed transaction and each of Denali Holding Inc. and EMC Corporation plans to file with the SEC other documents regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to each EMC Corporation shareholder entitled to vote at the special meeting in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain copies of the proxy statement/prospectus (when available) and all other documents filed with the SEC regarding the proposed transaction, free of charge, at the SEC’s website (http://www.sec.gov) or from Denali Holding Inc.’s website (http://www.dell.com/futurereadydell).

Participants in the Solicitation

Denali Holding Inc. and certain of its directors and executive officers may be deemed to be “participants” in the solicitation of proxies from EMC Corporation shareholders in connection with the proposed transaction. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of EMC Corporation shareholders in connection with the proposed transaction and a description of their direct and indirect interest, by security holdings or otherwise, will be set forth in the proxy statement/prospectus filed with the SEC in connection with the proposed transaction.

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